3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

November 10, 2016

Filing Desk

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: James E. O’Connor, Senior Counsel

Re:	FundVantage Trust (the “Trust”)
1940 Act File No. 811-22027
1933 Act File No. 333-141120

Dear Mr. O’Connor:

This letter addresses the comments of the Securities and Exchange Commission’s staff (the “Staff”) to the preliminary copy of the notice of meeting, proxy statement, and form of proxy card filed via EDGAR on October 20, 2016 (the “Preliminary Materials”) to be furnished to shareholders of the EIC Value Fund (the “Fund”), a series of the Trust, in connection with a special meeting of shareholders of the Fund to be held on January 11, 2017 (the “Meeting”).

The Meeting is being called in order to ask shareholders of the Fund to consider a proposal (the “Proposal”) to approve a new Investment Advisory Agreement between FundVantage Trust (the “Trust”), on behalf of the Fund, and Equity Investment Corporation (formerly, Equity Investment Corporation Acquisition, Inc.)(“EIC”), the investment adviser to the Fund (“New Agreement”) and to approve the retention of fees paid by the Fund to EIC for its investment advisory services to the Fund from September 30, 2016 until the New Agreement is approved by shareholders.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosures in the Preliminary Materials.  We set forth the Staff’s comments in italicized text followed by the Trust’s response to the Staff’s comments.

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1)             In the Frequently Asked Questions section please clearly state that the compensation earned by EIC under the Interim Agreement will be held in an escrow account with the fund’s custodian or bank, as required by Section 15(b)(2)(vi)(A).

Philadelphia	Boston	Washington, D.C.	Los Angeles	New York		Pittsburgh
Detroit	Berwyn	Harrisburg	Orange County	Princeton	Silicon Valley	Wilmington

www.pepperlaw.com

Response: The proxy has been revised to reflect the Staff’s comment.

2)             In the Frequently Asked Questions section please clarify that if the shareholders do not approve the New Agreement by the end of the 150-day period, the adviser will be paid out of the lesser of any costs incurred in performing under the Interim Agreement or the total amount in the escrow account.

Response: The proxy has been revised to reflect the Staff’s comment.

3)             Please confirm whether Internet voting is an option for shareholders and consistently state such throughout the document.

Response: Internet voting is an option for shareholders and the proxy has been revised to reflect the Staff’s comment.

4)             Please confirm that the expense reimbursement or fee waiver will be in place or extended for at least one year from the effective registration statement, as required by Item 3 of Form N-1A in order to be shown in the fee table of a registration statement.

Response: Confirmed.  The Expense Limitation Agreement will be in place until August 31, 2017, which is at least one year from the September 1, 2016 date of the effective registration statement.

5)             Please state specifically what the board concluded with respect to the likelihood of economies of scale.

Response: The proxy has been revised to address the Staff’s comment.

6)             Please inform us of the circumstances where there could be broker non-votes at this meeting where the only proposal is non-routine under rule 452 of the NYSE.

Response: At any meeting of Shareholders, the Trust will consider broker non-votes as present for purposes of determining whether a quorum is present at the meeting. Broker non-votes will not count as votes cast.

7)             Please complete the Shareholder Information chart or indicate there are none.

Response: The proxy has been revised to address the Staff’s comment.

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Please direct any questions concerning this letter to the undersigned at 215.981.4659 or, in my absence, to John M. Ford, Esq. at 215.981.4009.

Very truly yours,

/s/ John P. Falco
John P. Falco

cc:	James E. O’Connor, Esq., Securities and Exchange Commission
Joel L. Weiss, President of FundVantage Trust
John M. Ford, Esq.